Samsara Luggage, INC.

One University Plaza, Suite 505

Hackensack, NJ 07601

August 31, 2021

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

Mail Stop 3561

Washington, D.C. 20549

Attn:	Donald Field Office of Trade & Services

Re:	Samsara Luggage, Inc. Registration Statement on Form S-1/A Filed August 27, 2021 File No. 333-257632

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Samsara Luggage, Inc. (the “Company”) hereby requests that the effective date of the above-referenced Registration Statement on Form S-1, as amended (the “Registration Statement”) be accelerated so that it will become effective at 10:00 A.M. Eastern Time on Friday, September 3, 2021, or as soon as practicable thereafter.

We respectfully request that we be notified of such effectiveness by a telephone call to Jonathan Shechter, Esq. of Foley Shechter Ablovatskiy LLP at (212) 335-0465.

Sincerely,

SAMSARA LUGGAGE, INC.

By:	/s/ Atara Dzikowski
Name:	Atara Dzikowski
Title:	Chief Executive Officer

Cc:	Sasha Ablovatskiy, Esq. (Foley Shechter Ablovatskiy LLP)
Jonathan Shechter, Esq. (Foley Shechter Ablovatskiy LLP)